EXHIBIT 99.11

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2022, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statements on Form F-10 (Registration No. 333-249939) and Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Registration Statements”).

I hereby consent to the use of my name and references to, excerpts from, and summaries of, the following reports:

Technical Report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” prepared for Silvercorp Metals Inc., dated effective July 31, 2020; and

Technical Report titled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” prepared for Silvercorp Metals Inc., dated effective March 31, 2021 in the 40-F, the AIF, the MD&A and the Registration Statements.

/s/ Genoa Vartell
Genoa Vartell (formerly known as Adrienne Ross), P.Geo.
And on behalf of AMC Mining Consultants (Canada) Ltd.
June 22, 2022